FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUTION
A PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 27, 2007

DATE, TIME AND VENUE: Held on March 27, at 5:30 p.m., at the headquarters of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the city and State of São Paulo.

PRESIDING BOARD: Chairman: Mr. Abilio dos Santos Diniz; Secretary: Mr. Enéas César Pestana Neto.

CALL AND ATTENDANCE: Waived the call, pursuant to paragraph 2 of article 15 of the Company’s Bylaws, in view of the attendance of all Board of Directors’ members.

AGENDA: Approval of issuance of up to eighty thousand (80,000) simple unsecured debentures not convertible into shares issued by the Company, for public distribution, totaling up to eight hundred million reais (R$ 800,000,000.00) (“Debentures”, “Issuance” and “Offering”, respectively).

RESOLUTIONS: Beginning the meeting, the board members reviewed the item in the agenda and unanimously resolved to:

(i) Approve the sixth (6th) issuance of simple unsecured debentures not convertible into shares issued by the Company, in the total amount of eight hundred million reais (R$ 800,000,000.00), which shall have the following characteristics and conditions:

Number of Tranches: the Securities will be issued in two tranches;

Issuance Date: for all legal effects, the debentures issuance date shall be March 1, 2007 (“Issuance Date”);

Unit Face Value: at the Issuance Date, the Unit Face Value of the Debentures shall be ten thousand reais (R$ 10,000.00) (“Unit Face Value”);

Number of Securities: the total of eighty thousand (80,000) Debentures shall be issued, with a portion of these Debentures issued in the first tranche issuance (“First Tranche Debentures”) and the other portion of the Debentures issued in the second tranche issuance (“Second Tranche Debentures”), and the First Tranche Debentures and the Second Tranche Debentures shall be jointly referred to merely as “Debentures”). The number of Debentures to be issued in each tranche shall be defined through the bookbuilding procedure to be carried out by institutions of the securities distribution system responsible for coordinating the Offering (“Bookbuilding Procedures” and “Coordinators”, respectively);

Total Issuance Amount: at the Issuance Date, the total issuance amount will be eight hundred million reais (R$ 800,000,000.00), and this amount may be increased upon the exercising of the Over-Allotment Option (as defined below) and the Debenture Option of the Additional Lot (as defined below);

Validity and Maturity: the Debentures shall be valid for seventy-two (72) months counted form the Issuance Date, therefore, maturing on March 1, 2013 (“Maturity Date”);

Type: the Debentures will be registered;

Class and Convertibility: the Debentures will be unsecured not convertible into shares issued by the Company;

Compensation: the First Tranche Debentures shall be entitled to compensatory interest counted from the Issuance Date or the last interest payment date, as the case may be, levied on its Unit Face Value, and established based on the accrued daily average rates of the one-day DI – Interbank Deposits, known as “over extra group”, expressed as a percentage per annum, based on a year of two hundred fifty-two (252) days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities (“CETIP”), in the Daily Bulletin, available in its website (http://www.cetip.com.br) (“DI Rate”), plus spread to be defined in the Bookbuilding Procedure, which may not exceed 0.70% (seventy hundredth percent) per annum, based on a year of two hundred fifty-two (252) days (“Addition on DI Rate”, and the DI Rate and the Addition on DI Rate shall be jointly referred to as “Compensation”). The Compensation, as defined in the Bookbuilding Procedure, shall be equally applied to the Second Tranche Debentures, duly on a half-yearly basis, from the Issuance Date, always on the 1st of March and September of each year;

Subscription Price: the subscription price of the First Tranche Debentures will be the outcome of the sum-up of its Unit Face Value plus Compensation, calculated on a “pro rata temporis” basis from the Issuance Date to the subscription date. The subscription price of the Second Tranche Debentures will be its Unit Face Value plus Compensation, calculated on a “pro rata temporis” basis from the Issuance Date up to the subscription date, to which a negative goodwill to be defined as an amendment to the Deed of Issuance (“Deed”) will be applied;

Payment: The payment of the First Tranche Debentures will be made on demand, at the subscription date, in local tender offering, in accordance with the settlement rules applied to CETIP and to the Brazilian Clearing and Depositary Corporation (“CBLC”). The payment of the Second Tranche Debentures will be made on demand, at the subscription date, solely upon the delivery of the Company’s 5th issuance debentures (“Fifth Issuance Debentures”), in a given number which value corresponds to the subscription price of the Second Tranche Debentures, subject to the conditions set forth in the Deed;

Scheduled Renegotiation: the Debentures will not be subject to any scheduled renegotiation;

Scheduled Repayment: the Unit Face Value of the Debentures will be repaid according to the following schedule: three (3) annual installments, on March 1, 2011, March 1, 2012 and March 1, 2013. One-third (1/3) of the Unit Face Value of the outstanding Debentures will be paid in each repayment date;

Extraordinary Repayment: the Debentures will not be subject to any extraordinary repayment;

Optional Acquisition: the Company may acquire the outstanding debentures at any time for a price not higher than the balance of its Unit Face Value plus Compensation, as the case may be, calculated on a “pro rata temporis” basis from the Issuance Date or the last compensation payment date, as the case may be, up to its effective payment date. The Debentures subject to this acquisition may be either cancelled at any time, or remain in the Company’s treasury or be placed in the market again;

Optional Earlier Redemption: As from the eighteenth (18th) month after the Issuance Date, the Company may carry out the total or partial earlier redemption of the Debentures, through the payment (i) of the Unit Face Value plus Compensation, calculated on a “pro rata temporis” basis from the Issuance Date or the last compensation payment date, as the case may be, up to its effective payment date; or (ii) of redemption premium equal to, at the most, one whole and five tenth percent (1.5%) calculated on a “pro rata temporis” basis on a descending order. The partial redemption, if applicable, may be carried out through a draw, pursuant to paragraph 1 of article 55 of Law 6404, of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

Distribution Plan: the Coordinators will carry out the public placement of Debentures on a best efforts basis, subject to the fact that (a) the First Tranche Debentures will be placed to individual and corporate investors, investment funds, pension funds, trustees registered with the Brazilian Securities Commission (“CVM”), entities authorized to operate by the Central Bank of Brazil, insurance companies, supplementary pension plan and capitalization entities and institutional or qualified investors deemed as such by prevailing regulation; and (b) the Second Tranche Debentures will be solely placed with Company’s creditors holding Fifth Issuance Debentures, and there shall be no reserves in advance or fixation of maximum or minimum lots. With the Company’s express consent, the Coordinators will organize the placement of Debentures with any interested investors, and may take into account its relations with customers and other business or strategic considerations, and gather investment intentions through the Bookbuilding Procedure, pursuant to CVM Instruction 400/03. The Offering may be concluded even with the partial distribution of Debentures, and there shall be no minimum number of Debentures to be placed under the Offering. Any parties interested in acquiring Debentures under the Offering may, upon execution of the respective debenture subscription bulletins, condition their adhesion to the Offering to the distribution of (1) the total offered Debentures or (2) a proportion or minimum number of debentures, subject to the provisions of articles 30 and 31 of CVM Instruction 400/03. In the event of the conditions referred to in items (1) or (2) above are not met, any investors who have already subscribed and paid the Debentures will receive the amounts used for payment of Debentures within the period stated in the announcement of start-up of debenture distribution, less any due charges and taxes, without any interest or adjustment. The Coordinators will not be responsible for the subscription and payment of any Debentures not subscribed and paid under the Offering, which will be cancelled by the Company. The number of First Tranche Debentures may be increased by up to twenty percent (20%) in relation to the originally offered number, at the Company’s discretion, pursuant to article 14, paragraph 2, of CVM Instruction 400/03 ("Over-Allotment Option"). Additionally, the Coordinators may opt for the distribution of an additional lot of up to fifteen percent (15%) in relation to the number of originally offered First Tranche Debentures, upon the Company’s express written authorization, solely to meet any excess demand noted by the Coordinators in the Bookbuilding Procedure, under the same conditions and price of the originally offered First Tranche Debentures, pursuant to article 24 of CVM Instruction 400/03 (“Option of Additional Lot”);

Trading of Securities: The Debentures will be registered for (a) distribution in the primary market of the Bovespafix System (“Bovespafix”), managed and operated by the São Paulo Stock Exchange (BOVESPA,) with the subscription settled and the Debentures held into custody at CBLC and at the Securities Distribution System (SDT), managed and operated by CETIP, based on the policies and guidelines set forth by CETIP, with the distribution settled and Debentures held in custody at CETIP, and (b) trading in the secondary market of the National Debentures System (SND) (“SND”), managed and operated by CETIP, based on the policies and guidelines set forth by the Brazilian Association of Financial Market Institutions (ANDIMA), with business settled and Debentures held in custody at CETIP, and at Bovespafix, and business settled and Debentures held in custody at CBLC;

Place of Payment: the payments to which the Debentures are entitled shall be made by the Company at their respective maturity date, through CETIP or CBLC, based on whether the Debentures are held in custody at CETIP or at CBLC, or through the institution responsible for the indenture of Debentures to the holders of any Debentures not deposited in custody and pegged to Bovespafix or to SND;

Accelerated Maturity: the following events will be deemed as triggering the accelerated maturity of Debentures: (a) Company’s liquidation, winding-up, filing for voluntary bankruptcy or bankruptcy not omitted in the legal term, declaration of bankruptcy or any similar procedure to be created by law; (b) Company’s proposing the extrajudicial recovery to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or the Company’s filing a request for judicial recovery in the courts or the granting of such request by any court having competent jurisdiction; (c) Company’s noncompliance with any pecuniary obligation set forth in the Deed; (d) protests of securities against the Company, which are not cured or declared as illegitimate within thirty (30) days, which amount, individually or in the whole, is higher than thirty million reais (R$30,000,000.00), except for any protests carried out due to error or bad faith of a third party, provided that it is validly evidenced by the Company within the legal term; (and) payments of dividends to Company’s shareholders, including dividends as advance and/or earnings as interest on capital, when the Company is in default with respect to the Debentures, except for any payment of the mandatory legal dividend set forth in article 35, IV, item “c” of the Company’s Bylaws; (f) Company’s noncompliance with any non-pecuniary obligations set forth in the Deed, as long as it is not cured within thirty (30) days counted from the written notice forwarded by the issuance fiduciary agent (“Fiduciary Agent”) to the Company accordingly; (g) default of any financial debt in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, in the event such default is not cured within five (5) business days counted from the default; (h) statement of accelerated maturity of any debt and/or obligation of the Company or any of its subsidiaries which arises from bank loans and/or debt securities which are the responsibility of the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, except if the debt is challenged by the Company on good faith and the documents supporting the justification for the debt challenging are forwarded to the fiduciary agent within ten (10) business days counted from the date the accelerated maturity is stated, and a judicial measure is obtained to suspend the collection within five (5) business days counted from the date the accelerated maturity is stated; (i) the representations and warranties granted by the Company stated in the Deed are proven significantly false, inaccurate or misleading; (j) failure to comply with any final and unappealable judicial decision against the Company, in the unit or aggregate amount higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies within up to thirty (30) days counted from the date set forth for its compliance; (k) spin-off, merger or the Company’s take-over by another company, without the prior express authorization of debenture holders, except if such spin-off, merger or take-over complies with the requirements of article 231 of the Brazilian Corporation Law, or the transfer of the Company’s shareholding control to third parties, except for any (1) transfer of interest among the Company’s current controlling parties or (2) transfer of the Company’s direct or indirect control to a company in the food retail sector rated as “investment grade” in the overall or corresponding scale granted by Standard & Poor’s, Moody’s or Fitch Ratings or, in the event the purchaser of the Company’s direct or indirect control is not rated as an “investment grade” company in the overall or corresponding scale, the risk rating of the debentures is reduced; (l) change of the corporate purpose stated in the Company’s Bylaws in such a way that the Company’s core activity is no longer the food retail trade; (m) failure to meet, while there are outstanding debentures, indexes and limits set forth in the Deed, which will be calculated in the last day of each quarter based on the last twelve (12) months prior to the respective calculation date; and (n) the Company’s change into a limited-liability company; and

(ii) Authorize the Company’s Executive Board, subject to legal provisions, to carry out any and all acts related to the registration of the Offering with CVM, and the Company may accept proposals and engage one or more financial institutions authorized to operate in the capital markets with the purpose of coordinating the offering registration process with CVM, as well as engaging the services of an agent bank, depositary agent, fiduciary agent, rating agencies, lawyers, independent auditors and others, as the case may be, required for carrying out the Offering.

APPROVAL AND SIGNATURE OF MINUTES: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending board members. São Paulo, March 27, 2007. Chairman – Abílio dos Santos Diniz; Secretary – Enéas César Pestana Neto. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Henri Phillippe Reichstul, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, and Xavier Michel Marie Jacques Desjobert.

This is a free English translation of the original instrument drawn up in the company’s records.

Enéas César Pestana Neto
Secretary

Marise Rieger Salzano
OAB/SP (Brazilian Bar Association) 85.251

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.